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                              November 28, 2023

       Kimberly Springsteen-Abbott
       Chief Executive Officer
       Commonwealth Income & Growth Fund VII, LP
       4532 US Highway 19, Suite 200
       New Port Richey, FL 34652

                                                        Re: Commonwealth Income
& Growth Fund VII, LP
                                                            Form 8-K filed
November 28, 2023
                                                            File No. 333-156357

       Dear Kimberly Springsteen-Abbott:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 8-K filed November 28, 2023

       Item 4.02 Non-Reliance on Previously Issued Financial Statements, page 2

   1. Please amend your report to include a brief description of the facts underlying your conclusion
regarding non-reliance in accordance with Item 4.02(a)(2). Your revised disclosure
should describe the accounting error you identified and to the extent known its effects on
your financial statements, as well as the periods impacted.
 Kimberly Springsteen-Abbott
FirstName LastNameKimberly  Springsteen-Abbott
Commonwealth   Income & Growth  Fund VII, LP
Comapany 28,
November  NameCommonwealth
              2023            Income & Growth Fund VII, LP
November
Page 2    28, 2023 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Abe Friedman at 202-551-8298 or Lyn Shenk at 202-551-3380 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services